January 21, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

Re :

Response to Comment Letter dated December 17, 2009 for Regan Holding Corp.

Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2008

File No. 000-19704

Dear Mr. Rosenberg:

As requested, please find below our response to your comments regarding the above Securities and Exchange Commission (SEC) filings. To assist in your review, we have restated your comments in full, with our responses following each of your comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.

Please confirm that you will disclose the information provided in response to comment three in future filngs beginning with your December 31, 2009 Form 10-K.

We confirm that we will disclose the information provided in response to comment three in future filings beginning with our December 31, 2009 Form 10-K.

Consolidated Statement of Operations, page 23

2.

Please refer to prior comment four. Your transfer of asset based trailing commissions to Legacy TM and subsequent sale of Class B interests appears to represent a sale of future revenues. However, your reference to SFAS 5 does not appear to support the recognition of the resulting $6.5 million gain. Please explain further or identify the additional technical literature upon which you relied in concluding that immediate recognition of this gain on the sale of the Class B partnership interest was appropriate. Also, your response did not quantify your basis in the partnership interest sold. Please tell us your basis in the Legacy TM partnership interests. Ensure that your response explains the factors that you considered in concluding that your rights to trailing commissions have a cost basis of zero and quantifies any differences between the Class A and Class B interests.

First, we would like to clarify that we did not intend to cite SFAS No. 5 Accounting for Contingencies, but FASB Concepts Statements No. 5, which is Recognition and Measurement in Financial Statements of Business Enterprises as a basis for the classification of the gain as revenue. Furthermore, we considered Staff Accounting Bulletin No. 104, Revenue Recognition, to determine whether all criteria for revenue recognition had been met.  Specifically, we considered the following:

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Persuasive evidence of an arrangement exists,

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Delivery has occurred or services have been rendered,

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The seller's price to the buyer is fixed or determinable, and

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Collectibility is reasonably assured.

We entered into a formal written agreement to sell 66.67% of cash collected on trailing commission revenues on the existing policies as of the close date for one year and 100% thereafter.  Upon close of the deal, delivery had occurred in that the right to future trailing commission passed to the seller, and no future obligation, continuing interest, or contingencies existed. In addition, although the form of the sale was accomplished utilizing a partnership, the substance was that of a sale with no continuing obligation. The price of $6.5 million, to which both the seller and the purchaser agreed, was determined by a fairness opinion provided by an outside consultant and collectability was certain because we received full payment of the $6.5 million on the closing date.

In addition, we also considered the guidance in SFAS No. 140 Accounting for Transfers of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125.In particular, we note that the rights/assets have been isolated from us, that the purchaser has the right to pledge or exchange the asset, and that we do not maintain effective control of the asset.

We recognized the full $6.5 million as a gain because there was no basis in the Class B partnership interest sold since the interest constituted the “right” to receive future trailing commissions on those policies previously sold, and thus no asset existed on our books prior to close. The Class A partnership interest (which was retained) represents the right to receive 33.33% of the future revenue from those existing policies as of the close date for one year and 100% of any new policies thereafter.  Revenue related to the Class A interest retained is recognized when cash is received. For the period ending December 31, 2008, the Class B partnership interest (Legacy TM) received $1.8 million in trailing commission revenue and the Class A partnership interest (Legacy Marketing Group) received $533,000 in trailing commission revenue, which was recorded as income when received.

3.

Please revise your disclosure to explain and quantify the term, “all revenue” and explain whether this arrangement covers trailing commissions to be received by you for a defined period in the future or those to be received in perpetuity. Also, disclose the amount of the Class A interest that you have retained in this limited partnership and your accounting policy for this investment. In addition, provide us with the following information, related to the rights that you have transferred to Legacy TM:

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Describe the annuity products in effect on or prior to the closing date (e.g. name of issuing insurance carrier, product, year of issue and account balance) and quantify the related trail commission arrangements governing this inforce business. Explain whether these products include policies that had terminated prior to the closing date.

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Describe and quantify the impact on your future operating results due to the transfer of trail commission rights on policies that will become effective after the closing date.

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Describe the methods and key assumptions used to determine the $6.5 million value for Class B interest, which you state represents trail commissions “derived from premiums paid on sales of insurance policies.”

We will include the requested disclosure in our annual report on Form 10-K for the year ended December 31, 2009. If we had included the disclosure in our annual report on Form 10-K for the year ended December 31, 2008, it would have read substantially as follows:

 On March 26, 2008, the Company entered into an agreement to exchange its asset based trailing commissions (“trail commissions”) to Legacy TM for a limited partnership interest in Legacy TM (the “Partnership”). Subsequently, the company sold a portion of its limited partnership interest – Class B interest – for $6.5 million in cash and retained an interest in the limited partnership – Class A interest. The transaction closed on March 26, 2008. The Company’s limited partnership interest is unencumbered. Lynda Pitts, Chief Executive Officer, and R. Preston Pitts, President, Chief Operating Officer and Chief Financial Officer of the Company, each of whom is also a director of the Company, are the general partners of the Partnership and together own all of the Class B interests in the Partnership. The Class A interest that we have retained in the partnership was 33.33% of the rights to the trailing commissions of the existing policies as of the close date for one year and 100% of trailing commissions earned in accordance with the applicable carrier marketing agreement on new policies placed in force after the closing date. The trailing commission revenue is recorded into income when received.

The annuity products, as defined in the agreement, were certain fixed annuity products sold by Legacy Marketing Group on behalf of American National Insurance Company, OM Financial Life Insurance Company/Americom Life, Transamerica Life Insurance and Annuity Company, IL Annuity and Insurance Company, and Investors Insurance Corporation where Legacy Marketing, in accordance with each carrier’s marketing agreement, would earn monthly a specified number of basis points on each annuity’s cash value for as long as each annuity remained in-force.  At the time of closing, we valued over 65,000 fixed annuity products that were in-force as of that date and had a trailing commission due to Legacy Marketing.  The rights to the trailing commissions with respect to policies that were terminated prior to the closing date were not transferred to the partnership as there would have been no continuing value.

In determining the $6.5 million value for the Class B interest, we contracted an outside consultant to perform some financial projections based on policies placed in force as of December 31, 2007 for those carriers listed above and applied certain key assumptions such as lapse rates, growth rates for accumulation values, rates of partial withdrawal, mortality rates, discount rates, and age of policies. This resulted in the seller and the purchaser agreeing upon $6.5 million as a fair price for the sale of the Class B interest.

We, through Legacy Marketing’s Class A interest, receive 100% of the trailing commissions on any new policies placed in force after the closing date. For the period ending December 31, 2008, Legacy Marketing received approximately $4,000 in trailing commissions for these policies. Thus, we don’t anticipate the Class A interest to have any significant impact on our future operating results.

Notes to Consolidated Financial Statements

1.

Organization and Summary of Significant Accounting Policies, page 26

1.

Please refer to prior comment five. Please revise your disclosure to quantify sales commissions earned by Producers and Wholesalers in Legacy Marketing’s sales network for each period presented.

We will include the requested disclosure in our annual report on Form 10-K for the year ended December 31, 2009. If we had included the disclosure in our annual report on Form 10-K for the year ended December 31, 2008, it would have read substantially as follows:

Under the terms of  Legacy's marketing agreements with each carrier, they provide that for the sales of insurance policies placed in-force, Legacy is paid a marketing allowance and commission override based on the premium amount of the underlying policy.  Legacy is also responsible for facilitating payment of commissions from the carrier to the producer who sold the policy.  Each producer is an independent contractor of Legacy and must be appointed with the carrier in order to receive such commission.  Because Legacy’s role is to serve as an agent for the commission payment processing and to maintain a liability for any unpaid sales commissions, the Company pays the commissions to its producers but records the revenue based on the net amount retained.The Company paid out approximately $32,943,000, $36,606,000, and $46,355,000 in sales commissions to its producers for the periods 2008, 2007, and 2006, respectively. This information is not captured as revenue or expense but is recorded net under the guidance provide by EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

2.  Discontinued Operations, page 30

2.

We acknowledge your response to prior comment six. Please disclose the nature of the legal claims made by your former clients and the related loss contingency accrual at December 31, 2008, as well as all contingent obligations under your agreement with Multi-Financial Securities Corporation. If you have not recorded an accrual for these loss contingencies, disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Ensure that your response explains to us how you evaluated the guidance in paragraph 8 of SFAS 5 in determining your accounting treatment and paragraphs 9-12 of SFAS 5 in determining your disclosure requirements.

We reviewed under the guidance of paragraphs 8-12 of SFAS 5 for any possible alleged legal claims existing prior to the issuance of our financial statements for the period ending December 31, 2008. All amounts accrued during this period were amounts owed for legal fees to defend such claims and were estimated at $240,000. The six legal claims existing as of the date the Company’s financial statements were issued for the year ended December 31, 2008 involved allegations by former customers of Legacy Financial concerning its former registered representatives’ noncompliance with securities regulation prior to July 2007. During the period ending December 31, 2008, we did not believe that any of the pending claims would result in an unfavorable outcome or result in contingent losses. Further, Legacy Financial’s counsel could not provide a potential range of losses in response to the inquiry of the Company’s auditor in connection with its audit of the Company’s financial statements for the year ended December 31, 2008. As such, no contingent obligations or losses were accrued for. At the time the company is notified of such losses or obligations, or believes that a loss to be probable, the company would accrue the amount of loss or liability. In addition, we do not believe that there are any unasserted claims or such other types of “loss contingencies.”  Lastly, since the sale of Legacy Financial Services’ registered representatives to Multi-Financial Services and as of December 31, 2008, there are no outstanding contingent obligations to Multi-Financial Services.

We will disclose this information and, if applicable, any loss contingencies in our future filings.

11. Income Taxes, page 37

6.

Please refer to prior comment seven. Your response does not explain the method used to allocate income taxes/benefits between continuing and discontinued operations. Please provide this disclosure. In particular, disclose the nature of the intercompany adjustments and the factors considered in your allocation of the valuation allowance for federal net operating loss carryforwards and other temporary differences, of which a benefit of $245,000 was allocated to continued operations in 2008 and an expense of $278,000 was allocated to discontinued operations. Ensure that your response explains to us why you believe that your accounting treatment complies with the guidance in paragraphs 35-38 of SFAS 109.

As previously noted, management has established valuation allowances for all of the Company’s deferred tax assets (net of deferred tax liabilities) including net operating loss carryforwards. Under the intraperiod tax allocation requirements of SFAS 109, the income tax provision of $116,000 for 2008 was allocated as follows: First, $213,000 of income tax expense to continuing operations was computed with the remainder of $97,000 income tax benefit to discontinued operations. The consolidated income tax provision/benefit is computed separately for each entity of the consolidated group on a separate company return basis. Accordingly, all net operating loss carryforwards, temporary differences and valuation allowances in deferred taxes are accounted for on a separate company return basis. The intercompany adjustments (netting to zero) represent primarily the facility fees charged to Legacy Financial Services, a discontinued operation, by continuing operation entities; however, the intercompany adjustments are eliminated in consolidation. For income tax purposes, the allocated facility fees are not eliminated and are properly reflected by each respective entity. In 2008, the net increased change in the valuation allowances for federal net operating loss carryforwards and temporary differences reflected an expense of $33,000. A tax benefit of $245,000 represents a decrease in the federal valuation allowances for continuing operations. This decrease in the federal valuation allowances was due primarily to the current utilization of prior year net operating loss carryforwards from continuing operations computed on a separate company return basis. A residual tax expense of $278,000 represents an increase in the federal valuation allowances for discontinued operations. This remainder increase in the federal valuation allowances reflects primarily the increase of net operating loss carryforwards due to the generation of additional current year net operating losses attributable to discontinued operations computed on a separate company return basis.

We will disclose this additional information in future filings.

We, Regan Holding Corp (the Company), acknowledge the following:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact Amy Setikas, Accounting Manager, at (707) 778-8638 ext. 6875 or Preston Pitts, Chief Financial Officer, at (707) 778-8638 ext. 5802.

Sincerely,

/s/ R. Preston Pitts

R. Preston Pitts

Chief Financial Officer